UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No._______)*

                                 FiberMark Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    315646109
                                 (CUSIP Number)


                               December 31, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X} Rule 13d-1(b)

[ } Rule 13d-1(c)

[ } Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  315646109

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
           KPM Investment Management Inc.      47-0776925

2.    Check the Appropriate Box if a Member of a Group.
           (a)         _____
           (b)          X
                       -----

3.    SEC Use Only.

4.    Citizenship or Place of Organization.   State of Nebraska

      Number of Shares Beneficially Owned by Each Reporting Person With:

5.    Sole Voting Power             171,175

6.    Shared Voting Power           0

7.    Sole Dispositive Power        171,175

8.    Shared Dispositive Power      0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person.   171,175

10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares.  (   )

11.   Percent of Class Represented by Amount in Row (11)      2.21%

12.   Type of Reporting Person.     Investment Advisor  (IA)

SCHEDULE 13G

Item 1.
       (a)  Name of Issuer:    FiberMark, Inc.
       (b)  Address of Issuer's Principal Executive Offices:
            161 Wellington Road, P.O. Box 498, Brattleboror, VT  05302

Item 2.
       (a)  Name of Person Filing:    KPM Investment Management Inc.
       (b)  Address of Principal Business Office:
            10250 Regency Circle, Omaha, NE  68114
       (c)  Citizenship:   State of Nebraska
       (d)  Title of Class of Securities:   Common Stock
       (e)  CUSIP Number:   316646109


Item 3. If this statement is filed pursuant to  240.13d-1(b)  or 240.13d-2(b) or
(c), chick whether the person filing is a:

       (e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)  Amount beneficially owned:   171,175
       (b)  Percent of class:            2.21%
       (c)  Number of shares as to which the person has:

           (i)   Sole power to vote or to direct the vote:               171,175
           (ii)  Shared power to vote or to direct the vote:                   0
           (iii) Sole power to dispose or to direct the disposition of:  171,175
           (iv)  Shared power to dispose or to direct the disposition of:      0

Item 5.     Ownership of Five Percent or Less of a Class. [X]

Item 6.     Ownership of more than Five Percent on behalf of another person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Member of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were no acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 Date   February 11, 2000
                                                --------------------------------
                                                              Date

                                                 /s/ Rodney D. Cerny
                                                --------------------------------
                                                            Signature

                                                Rodney D. Cerny, President & CIO
                                                --------------------------------
                                                          Name/ Title